GRAUBARD MILLER THE CHRYSLER BUILDING 405 LEXINGTON AVENUE NEW YORK, N.Y. 10174-1901 (212) 818-8800
FACSIMILE		DIRECT DIAL NUMBER
(212) 818-8881		(212) 818-8638
EMAIL ADDRESS
jgallant@graubard.com

October 5, 2007

VIA EDGAR

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	Global Brands Acquisition Corp. Registration Statement on Form S-1 File No. 333-145684 Filed August 24, 2007

Dear Mr. Reynolds:

In response to the Staff’s request for supplemental information related to comment 44 of the Staff’s comment letter, dated September 25, 2007, Global Brands Acquisition Corp. (the “Company”) hereby responds as follows:

The Company determined the fair value of the sponsors’ warrants by examining all specified purpose acquisition companies that completed an initial public offering price of $10.00 per unit issued in 2007. The total population included eight companies whose warrants trade separately from the common stock. In performing its analysis, the Company determined to exclude one company, Aldabra 2 Acquisition Corp (“Aldabra 2”), since this company’s principals had previously completed a similar initial public offering and had a proven track record of success in the market, which the Company believed differentiated Aldabra 2 from its offering. After adjusting the population to exclude Aldabra 2 (“Adjusted Population”), the Company calculated the warrant value on the first trade date as a percentage of the combined value of the warrant and the common share on the date they both began trading separately. The Company then took this warrant value and multiplied it by the initial offering price of $10.00 to arrive at an estimated IPO warrant value. The warrant valuations of the companies that were analyzed ranged from $0.75 per warrant to $1.35 per warrant, with a median of $1.01 per warrant and a mean of $1.06 per warrant. The Company then applied a present value factor to the mean value of the Adjusted Population to account for an estimated 18 month time period the sponsors’ warrants would be locked up prior to a business combination and registration. The 18 month present value factor adjusted the mean value of the warrant to $0.99 per warrant. Based upon the

Securities and Exchange Commission

October 5, 2007

considerations above, the Company determined that the purchase price of the sponsors’ warrant will not be less than the estimated fair value.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant
cc:	Joel J. Horowitz

Lawrence S. Stroll

John D. Idol